Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Robert Crane Member of the Firm Direct Dial: (973) 643-5055 E-mail: mcrane@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

August 24, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Perry Hindin
Adam Halper

Re:

Computer Horizons Corp.

Preliminary Proxy Statement of Crescendo Partners II L.P., Series R

Filed:  August 19, 2005

File No.:   000-07282

Schedule 13D of Crescendo Partners II L.P., Series R

Filed:  July 22, 2005

Dear Sirs and Madam:

This letter sets forth the comments of Computer Horizons Corp., a New York corporation (“CHC”), to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2005 (the “Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  The Preliminary Proxy Statement contains numerous statements that CHC believes are false and misleading.  In addition, the Preliminary Proxy Statement fails to mention that the composition of CHC’s Board may change significantly before the date of the special meeting requested by Crescendo for the purpose of removing all of CHC’s directors.  If the proposed merger with Analysts International Corporation (the “Merger”) is approved, then CHC’s Board would be comprised of five of CHC’s incumbent directors, plus five directors nominated by Analysts.  This would occur before the special meeting requested by Crescendo.  The Preliminary Proxy Statement is misleading because it fails to state that a vote to remove “all existing” CHC directors would be a vote to remove a reconfigured Board in the event the Merger is approved.  Crescendo needs to disclose this possibility.  Crescendo also needs to disclose whether and why it would seek to remove a newly configured Board of Directors which would add five new Analysts’ nominated directors and remove two of the current Computer Horizons directors if the Merger has been approved.  The entire basis of Crescendo’s argument for Proposal No. 1 is essentially an attack on CHC’s current directors, and the Preliminary Proxy Statement fails to address the qualifications of the Analysts nominees who would become members of CHC’s board in the event the Merger is approved.  Crescendo’s failure to recognize these facts and this possibility renders the Preliminary Proxy Statement false and misleading pursuant to
Rule 14a-9.

•                  Cover Page.  We note that Crescendo Investments II, LLC and Richard L. Scott Investments, LLC joined the Crescendo group on August 18, 2005.  We believe the Commission should inquire as to why these entities were not included as part of the group on July 22, 2005 and in the Schedule 13D filed on the same date.

•                  Page 2.  Crescendo states that “the members of the Computer Horizons Full Value Committee … are significant shareholders of Computer Horizons .…” This is misleading since only Crescendo Partners II, L.P., Series R has shareholdings of any magnitude.  In fact, only four of the thirteen members of the Crescendo group hold any shares of CHC common stock at all.

•                  Page 2.  Crescendo has stated that the date of the special meeting is September 21, 2005.  In fact, based upon the receipt of Crescendo’s special meeting request, September 22, 2005 is the date of the special meeting requested by Crescendo.  The Preliminary Proxy Statement should be updated to reflect the correct date.

•                  Page 5.     Crescendo states that “To our knowledge, although five business days have passed, no record date has been set.”  In fact, CHC’s board did meet during such five business day period and set a record in date in accordance with its by-laws.  The Preliminary Proxy Statement should be updated accordingly.

•                  Page 5.  Crescendo states that “Computer Horizons did not respond directly to the Committee acknowledging that this second demand was accepted.”  This an incorrect statement.  In fact, CHC acknowledged in its letter dated August 12, 2005, that

Crescendo’s second request to call the special meeting was valid.  The disclosure in the Preliminary Proxy Statement should be corrected accordingly.

•                  Page 5.  Crescendo states that “Although the requests in Computer Horizons’ August 12, 2005 letter to the Committee were not based upon any legal basis or support, the Committee, in the interest of proceeding forward, agreed to provide Computer Horizons with information regarding each nominee, all of which information is contained herein.”  This is a misleading statement.  In fact, CHC never received the information it requested and only become aware of the Crescendo nominees upon the filing of the Preliminary Proxy Statement, regarding Crescendo’s director nominees.  In addition, Crescendo failed to disclose in the Preliminary Proxy Statement that it rejected CHC’s request for Crescendo to acknowledge certain indemnity obligations relating to its request for a special meeting of shareholders.

•                  Pages 6 and 8.  Crescendo states in the Preliminary Proxy Statement that “we believe the lack of significant actual ownership of Shares by management may contribute to management’s lack of commitment to improving Computer Horizons’ financial and Share performance.” This statement seems to imply that Crescendo intends to replace management as well as the directors.  We believe that Crescendo should be required to state as much and disclose its plans for CHC’s management.  If it is indeed Crescendo’s intention to remove CHC’s management if its slate of directors is installed, the risks to CHC’s shareholders should be disclosed.  On the other hand, if Crescendo does intend to keep current management in place, this lack of share ownership will not be remedied by replacing the CHC board.  Crescendo should also disclose that none of the directors they have nominated own any shares of CHC common stock (except, perhaps, for Eric Rosenfeld).  Failure to do so would be false and misleading under Rule 14a-9.  In addition, to the extent he owns any shares of CHC common stock individually, Mr. Rosenfeld should disclose the number of shares of CHC common stock he, as opposed to Crescendo, beneficially owns.  Currently, neither CHC nor its shareholders have the information to determine whether Mr. Rosenfeld owns any shares.

•                  Page 6.  Crescendo goes on to state: “Accordingly, regardless of whether or not the proposed Merger is approved by the shareholders, we believe the existing directors serving on the Computer Horizons Board should be removed and replaced with the Committee’s slate of Nominees.”  This sentence should be removed because it does not follow from the previous sentence set forth above which talks about management.  Alternatively, the sentence should be moved and Proposal No. 1 should be revised to make it clear whether the reference to “existing directors” is intended to include Analysts’ director nominees in the event the Merger is approved.  Furthermore, as stated above, Crescendo should be required to disclose that none of their director nominees (except, perhaps, for Eric Rosenfeld) own any shares of CHC common stock.

•                  Page 7.  Crescendo states that the costs of the Merger are excessive.  However, if such disclosure relating to the costs of the Merger is to remain in the Preliminary Proxy Statement relating to the removal of directors, it also is deficient because Crescendo fails to disclose that if its slate of directors is approved, that will cause a change in control under a number of agreements to which CHC is a party.  As a result, CHC would have to make payments to 16 employees of up to $14.12 million.  In addition, $9.36 million will be payable to former Analysts employees (assuming the Merger has occurred) under Analysts change in control agreements.  These amounts (totaling $23.48 million) would not otherwise be payable to such employees if the directors are not removed.  We believe this should be disclosed to CHC's shareholders.

•                  Page 8.  Crescendo goes into great detail regarding CHC’s financial performance between 2000 and 2004 and its previously disclosed accounting error.  However, Crescendo does not ever mention that during most of that period, CHC’s chairman and CEO was John Cassese and not CHC’s current CEO, Bill Murphy, and Chairman, Earl Mason.  In addition, the disclosure is inaccurate because during that period, a majority of CHC’s board has been replaced.  CHC also believes that it is misleading to recite CHC’s financial performance without giving any points of reference.

•                  Page 8.  Under the heading “DISMAL SHARE PERFORMANCE”, Crescendo states that an investment in CHC would have lost 76% of its value.  CHC believes that a point of reference needs to be given to make this statement meaningful and not misleading.  Crescendo’s starting point was the dot com bubble when not only CHC, but thousands of other companies experienced a steep decline in their stock price.

•                  Page 8.  Crescendo should state that it is not in the same category as longtime holders who may have lost significant value over the past several years.  In this regard, Crescendo should state the extent of the increase or decrease in value it has experienced as a shareholder and should state that many of the members of the Crescendo group acquired their shares after the announcement of the Merger.

•                  Page 11.  The dates of Mr. Meyer’s term as a director of CHC are incorrect.  This disclosure should be corrected.

•                  Page 12.  Crescendo states that “[t]he Nominees will not receive any compensation from [Crescendo] for their services as directors of Computer Horizons.”  Crescendo should disclose whether its director nominees have received, or will receive, compensation for their agreement to stand for election, or whether any member of Crescendo (or an affiliate thereof) has agreed to compensate the Crescendo director nominees.

•                  Page 13.  Crescendo states that “[a]dditional nominations made pursuant to the preceding sentence are without prejudice to the position of the Committee that any attempt to increase the size of the current Computer Horizons Board or to classify the Computer Horizons Board constitutes an unlawful manipulation of Computer Horizons’ corporate machinery.”  This is a false statement.  We believe board actions such as this would be legal and in accordance with New York’s Business Corporation Law and CHC’s by-laws.

•                  Page 17 and 18.  Crescendo states that “The entire expense of soliciting proxies is being borne by[Crescendo] .…”  However, on page 18, Crescendo states that “[Crescendo] intends to seek reimbursement from Computer Horizons of all expenses it incurs in connection with the Solicitations.”  The disclosure on page 17 should be clarified to explain this inconsistency.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.